FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 5, 2007 regarding Hitachi’s announcement of consolidated financial results for the third quarter ended December 31, 2006

2.	Press release dated February 5, 2007 regarding changes in composition of the Board of Directors

3.	Press release dated February 5, 2007 regarding Executive Changes

4.	Press release dated February 5, 2007 regarding New Executive Officers’ Biography

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: February 8, 2007	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

for the Third Quarter ended December 31, 2006

Tokyo, February 5, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2006, ended December 31, 2006.

Notes:

1.  All figures, except for the outlook for fiscal 2006, were converted at the rate of 119 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 29, 2006.

2. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results for the Three Months Ended December 31, 2006

(1) Summary of Fiscal 2006 Third Quarter Consolidated Business Results

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change		Millions of U.S. dollars
Revenues	2,488.3	10%		20,910
Operating income	61.5	57%		517
Income before income taxes and minority interests	62.6	5%		526
Income before minority interests	26.3	9%		221
Net income	1.2	(77%	)	11

During the third quarter, the world economy remained steady as a whole. The U.S. economy, although experiencing a continued slowdown in housing investment, was firm on the back of strength in consumer spending. Asian economies grew strongly, reflecting a sustained high growth rate in China and other factors. European economies, meanwhile, grew moderately.

The Japanese economy was generally healthy on the back of higher plant and equipment investment amid the continued improvement in corporate earnings, although growth in consumer spending was lackluster.

Under these conditions, the Hitachi Group worked to strengthen its competitiveness on a consolidated basis. Hitachi continued to make substantial investments in businesses targeted for growth and, at the same time, pushed ahead with ongoing structural business reforms.

During the third quarter, in flat-panel TVs, a business targeted for growth, volume production of plasma display panels was started at a third plant operated by Fujitsu Hitachi Plasma Display Limited (FHP), helping efforts to reduce panel production costs. In terms of business restructuring, Hitachi made Clarion Co., Ltd. a subsidiary after conducting a tender offer for the company’s shares, with the aim of bolstering the Car Information Systems (CIS) business. In another move, Hitachi and General Electric Company (GE) agreed to establish companies in Japan and the U.S. through joint investment as part of a global strategic alliance in the nuclear power business.

Hitachi’s consolidated revenues increased 10%, to 2,488.3 billion yen. Revenues were higher year on year in the Information & Telecommunication Systems segment on strong growth in software and services and storage products; the Power & Industrial Systems segment, reflecting growth in automotive systems, sales at Hitachi Construction Machinery Co., Ltd. and other factors; and the High Functional Materials & Components segment, mainly due to growth in sales of electronics- and automotive-related components and materials.

Overseas revenues climbed 13%, to 1,067.7 billion yen. Revenues were higher in the Information & Telecommunication Systems, Power & Industrial Systems, High Functional Materials & Components and other segments, particularly in China, which is a focus of the Hitachi Group’s efforts overseas. Overseas revenues accounted for 43% of total consolidated revenues, up 1 percentage point year on year.

Operating income climbed 57%, to 61.5 billion yen, despite an operating loss in the Digital Media & Consumer Products segment. The overall increase in operating income reflected higher earnings in the Information & Telecommunication Systems, Electronic Devices, Power & Industrial Systems and other segments.

Other income decreased 52%, to 14.3 billion yen on account of lower earnings from net gains on securities and other factors. Other deductions increased 41%, to 13.2 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 62.6 billion yen, up 5% year on year. After income taxes of 36.3 billion yen, Hitachi posted income before minority interests of 26.3 billion yen. Net income declined 77%, to 1.2 billion yen year on year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended December 31, 2006
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	582.7	14%	4,897
Operating income	6.4	—	55

Information & Telecommunication Systems revenues rose 14%, to 582.7 billion yen. Software and services saw strong growth in software sales and services, particularly to financial institutions. In hardware, there was growth in Hard Disk Drive (HDDs), telecommunications equipment and ATMs, among other products.

The segment recorded operating income of 6.4 billion yen, up from 0.5 billion yen a year earlier. Although the loss widened in HDD operations, there was growth in earnings from software, ATMs and other products.

Note:   HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the third quarter ended December 31, 2006 include operating results of Hitachi GST for the three-month from July through September 2006.

[Electronic Devices]

	Three months ended December 31, 2006
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	305.9	3%	2,571
Operating income	15.3	136%	129

Electronic Devices revenues were 305.9 billion yen, on a par with the previous fiscal year, reflecting lower revenues in the display business due to the transfer of operations for large LCD TVs to equity-method affiliate IPS Alpha Technology, Ltd. and other factors, offset by strong sales at Hitachi High-Technologies Corporation.

Operating income climbed 136%, to 15.3 billion yen, mainly due to the display business regained profitability and higher earnings at Hitachi High-Technologies.

[Power & Industrial Systems]

	Three months ended December 31, 2006
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	676.9	12%	5,689
Operating income	27.7	114%	233

Power & Industrial Systems revenues increased 12%, to 676.9 billion yen due to higher sales in automotive systems and elevators and escalators, as well as strong sales, mainly outside Japan, at Hitachi Construction Machinery.

The segment posted operating income of 27.7 billion yen, 114% higher year on year, due to strong earnings at Hitachi Construction Machinery and higher earnings from elevators and escalators as well as other products.

Note:   On April 1, 2006, Hitachi Air Conditioning Systems Co., Ltd. (Power & Industrial Systems segment) and Hitachi Home & Life Solutions, Inc. (Digital Media & Consumer Products segment) were merged to form Hitachi Appliances, Inc. The new company belongs to the Digital Media & Consumer Products segment.

[Digital Media & Consumer Products]

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	371.7	3%	3,124
Operating loss	(19.0)	—	(160)

Digital Media & Consumer Products segment revenues rose 3%, to 371.7 billion yen despite lower sales of digital media products such as plasma TVs and DVD recorders due to falling prices. The overall increase in revenues reflected the effect of merging Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Home & Life Solutions, Inc. in April last year, and growth in sales of home appliances.

The segment posted an operating loss of 19.0 billion yen due to wider losses in flat-panel TVs, DVD recorders and other products.

[High Functional Materials & Components]

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	468.5	13%	3,938
Operating income	36.1	17%	303

Segment revenues rose 13%, to 468.5 billion yen on the back of higher sales at Hitachi Chemical Co., Ltd., mainly in the semiconductor-related field; strong sales growth at Hitachi Metals, Ltd., principally in the automotive-related field; and higher sales at Hitachi Cable, Ltd., mainly of wire and cables.

Operating income climbed 17%, to 36.1 billion yen due to strong growth in earnings at Hitachi Metals and Hitachi Cable, which more than offset lower earnings at Hitachi Chemical.

[Logistics, Services & Others]

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	329.4	4%	2,768
Operating income	3.2	191%	28

Segment revenues rose 4%, to 329.4 billion yen on firm sales at Hitachi Transport System, Ltd.

The segment posted operating income of 3.2 billion yen, up 191% year on year, the result of higher earnings at Hitachi Transport System and other factors.

[Financial Services]

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	130.4	3%	1,097
Operating income	6.2	(35%)	53

Segment revenues rose 3%, to 130.4 billion yen.

Segment operating income declined 35%, to 6.2 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,420.6	8%	11,938
Overseas	1,067.7	13%	8,973
Asia	478.7	17%	4,023
North America	278.1	9%	2,337
Europe	219.8	11%	1,847
Other Areas	91.0	6%	765

Revenues in Japan increased 8%, to 1,420.6 billion yen.

Overseas revenues rose 13%, to 1,067.7 billion yen on growth in HDDs, electronics- and automotive-related components and materials, higher sales at Hitachi Construction Machinery and in other areas.

As a result, the ratio of overseas revenues to consolidated revenues rose by 1 percentage point year on year to 43%.

(4) Financial Position

	As of December 31, 2006
	Billions of yen	Change from September 30, 2006	Millions of U.S. dollars
Total assets	10,753.8	476.3	90,368
Total liabilities	7,249.8	437.7	60,923
Interest-bearing debt	2,998.6	395.4	25,199
Minority interests	1,079.7	15.2	9,073
Stockholders’ equity	2,424.3	23.3	20,372
Stockholders’ equity ratio	22.5%	0.9 point deterioration	—
D/E ratio (including minority interests)	0.86 times	0.11 point deterioration	—

Total assets at December 31, 2006 were 10,753.8 billion yen, 476.3 billion yen more than at September 30, 2006 due to business restructuring, higher inventories and other factors. Interest-bearing debt increased 395.4 billion yen over the same period to 2,998.6 billion yen. Stockholders’ equity rose 23.3 billion yen, to 2,424.3 billion yen. As a result, the stockholders’ equity ratio fell 0.9 of a percentage point to 22.5%. The debt to equity ratio (including minority interests) was 0.86 times, which was mainly due to an increase in interest-bearing debt related to business restructuring expenditures such as outlays to acquire shares of Clarion and NEOMAX Co., Ltd. The Company plans to maintain the debt to equity ratio (including minority interests) of 0.8 or below through the end of March, 2007, by measures that include making further use of the global pooling of group funds, accelerating the collection of accounts receivable and reducing inventories.

(5) Cash Flows

	Three months ended December 31, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	(50.1)	(45.6)	(422)
Cash flows from investing activities	(297.2)	(162.1)	(2,498)

Free cash flows	(347.3)	(207.7)	(2,919)

Cash flows from financing activities	293.3	249.7	2,465

Operating activities used net cash of 50.1 billion yen, 45.6 billion yen more than the same period a year ago.

Investing activities used net cash of 297.2 billion yen, 162.1 billion yen more than the same period a year ago, an increase due mainly to the purchase of shares of Clarion and NEOMAX.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 347.3 billion yen, 207.7 billion yen more year on year.

Financing activities provided net cash of 293.3 billion yen, 249.7 billion yen more than in the same period a year ago, mainly due to higher borrowings.

2. Business Results for the Nine Months Ended December 31, 2006

(1) Summary, Revenues and Operating Income (Loss) by Segment

Summary

	Nine months ended December 31, 2006
	Billions of yen	Year-over-year % change		Millions of U.S. dollars
Revenues	7,259.2	9%		61,002
Operating income	81.4	(30%	)	684
Income before income taxes and minority interests	88.4	(38%	)	743
Income (loss) before minority interests	(8.4)	—		(71)
Net income (loss)	(76.8)	—		(646)

Revenues by Segment

	Nine months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	7,259.2	9%	61,002
Information & Telecommunication Systems	1,730.5	10%	14,542
Electronic Devices	951.8	8%	7,999
Power & Industrial Systems	1,957.7	4%	16,452
Digital Media & Consumer Products	1,130.4	16%	9,500
High Functional Materials & Components	1,338.8	14%	11,251
Logistics, Services & Others	940.3	6%	7,902
Financial Services	394.1	2%	3,312
Subtotal	8,443.9	9%	70,958
Eliminations & Corporate Items	(1,184.7)	—	(9,956)

Operating Income (Loss) by Segment

	Nine months ended December 31, 2006
	Billions of yen	Year-over-year % change		Millions of U.S. dollars
Operating Income (Loss)	81.4	(30%	)	684
Information & Telecommunication Systems	20.3	(14%	)	171
Electronic Devices	39.4	151%		331
Power & Industrial Systems	(17.6)	—		(148)
Digital Media & Consumer Products	(53.5)	—		(450)
High Functional Materials & Components	99.9	27%		840
Logistics, Services & Others	11.2	40%		95
Financial Services	22.0	(14%	)	185
Subtotal	121.9	(27%	)	1,025
Eliminations & Corporate Items	(40.5)	—		(341)

The world economy in the nine months to December 31, 2006, a period including the third quarter of fiscal 2006, experienced generally firm growth due to solid economic expansion in the U.S. and Europe as well as strong growth in Asia, particularly in China, despite concerns such as the high price of raw materials.

The Japanese economy saw healthy growth due to factors such as higher plant and equipment investment and consumer spending.

In these circumstances, Hitachi’s consolidated revenues for the nine months to December 31, 2006 increased 9%, to 7,259.2 billion yen. The Information & Telecommunication Systems segment posted higher revenues on the back of growth in sales of storage products, as did the Digital Media & Consumer Products segment due to growth in flat-panel TVs and other areas, and the High Functional Materials & Components segment, mainly due to strong growth in sales of electronics- and automotive-related components and materials.

Operating income, however, declined 30% year on year, to 81.4 billion yen due to operating losses in the Power & Industrial Systems and Digital Media & Consumer Products segments, despite growth in the Electronic Devices, High Functional Materials & Components and other segments.

Other income was 52.4 billion yen, down 8% on the same period a year ago, the result of lower earnings from net gain on securities and other factors. Other deductions increased 42%, to 45.4 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 88.4 billion yen, down 38% year on year. After income taxes of 96.8 billion yen, Hitachi posted a loss before minority interests of 8.4 billion yen. Hitachi also recorded a net loss of 76.8 billion yen, 71.3 billion yen more year on year.

(2) Revenues by Market

	Nine months ended December 31, 2006
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	4,240.9	5%	35,638
Overseas	3,018.3	15%	25,364
Asia	1,369.9	21%	11,512
North America	792.3	11%	6,659
Europe	600.2	12%	5,044
Other Areas	255.7	8%	2,149

Revenues in Japan rose 5% year on year, to 4,240.9 billion yen.

Overseas revenues climbed 15%, to 3,018.3 billion yen, the result of higher sales of HDDs, electronic-related components and materials and other products, particularly in the Chinese market, and year-on-year growth at Hitachi Construction Machinery, particularly in the North American and European markets.

As a result, the ratio of overseas revenues to consolidated revenues rose by 3 percentage points year on year to 42%.

(3) Cash Flows

	Nine months ended December 31, 2006
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	127.3	(89.2)	1,070
Cash flows from investing activities	(604.9)	(214.3)	(5,083)
Free cash flows	(477.5)	(303.5)	(4,013)

Cash flows from financing activities	415.4	409.5	3,491

Operating activities provided net cash of 127.3 billion yen, 89.2 billion yen less than in the same period of the previous fiscal year.

Investing activities used net cash of 604.9 billion yen, 214.3 billion yen more than a year earlier, mainly due to the purchase of subsidiary shares.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 477.5 billion yen, 303.5 billion yen more than the same period a year ago.

Financing activities provided net cash of 415.4 billion yen, 409.5 billion yen more than a year earlier, mainly due to higher borrowings.

Cash and cash equivalents as of December 31, 2006 amounted to 604.4 billion yen, a decrease of 53.8 billion yen during the nine-month period, which includes the third quarter.

3. Consolidated business forecast for Fiscal 2006

	Fiscal 2006 ending March 31, 2007
	Billions of yen	Year-over-year % change
Revenues	9,740.0	3%
Operating income	180.0	(30%	)
Income before income taxes and minority interests	160.0	(42%	)
Income before minority interests	25.0	(79%	)
Net income (loss)	(55.0)	—

In terms of the outlook for the global economy, the Hitachi expects the U.S. economy to experience firm growth, supported by consumer spending and capital investment, despite slowing housing investment. Regarding Asian economies, China is expected to continue expanding strongly, while European economies are forecast to maintain their moderate growth. Overall, therefore, the global economy is expected to remain healthy.

The forecast for the Japanese economy is for firm expansion, underpinned by consumer spending, although the pace of economic growth is set to slow due to such factors as a downturn in exports, particularly to the U.S., and slowing capital investment.

Under these circumstances, Hitachi is forecasting the results shown above for fiscal 2006, the same as projections announced with interim results on October 31, 2006.

Hitachi will continue to make aggressive investments in targeted businesses while constantly executing business structural reforms to become more competitive.

In particular, Hitachi will push forward with ongoing initiatives to rapidly turnaround performance at the HDD and flat-panel TV businesses. And Hitachi will actively advance measures to strengthen targeted businesses such as the CIS business. Specifically, Xanavi Informatics Corporation, a wholly owned subsidiary of Hitachi, became a wholly owned subsidiary of Clarion in January 2007, while Clarion itself became a subsidiary of Hitachi in December 2006.

Regarding the nuclear power business, ongoing efforts are being made to resume operations at certain nuclear power plants affected by turbine damage after pinpointing the cause of this damage.

Projections assume an exchange rate of 117 yen to the U.S. dollar and 150 yen to the Euro for the fourth quarter of fiscal 2006.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

###

Hitachi, Ltd. and Subsidiaries

Consolidated Financial Statements

for the Third Quarter ended December 31, 2006

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 119 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of December 29, 2006.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. $ (millions)	Yen (millions)		(C)/(D) X100 (%)	U.S. $ (millions)
	2006 (A)	2005 (B)		2006	2006 (C)	2005 (D)		2006
1. Revenues	2,488,345	2,258,819	110	20,910	7,259,249	6,672,138	109	61,002
2. Operating income	61,555	39,138	157	517	81,412	116,892	70	684
3. Income before income taxes and minority interests	62,610	59,652	105	526	88,423	141,769	62	743
4. Income (loss) before minority interests	26,309	24,201	109	221	(8,405)	45,373	—	(71)
5. Net income (loss)	1,259	5,493	23	11	(76,827)	(5,453)	—	(646)
6. Net income (loss) per share
Basic	0.38	1.65	23	0.00	(23.05)	(1.64)	—	(0.19)
Diluted	0.37	1.64	23	0.00	(23.07)	(1.65)	—	(0.19)
7. Net income (loss) per ADS (representing 10 shares)
Basic	4	16	25	0.03	(230)	(16)	—	(1.93)
Diluted	4	16	25	0.03	(231)	(16)	—	(1.94)

Notes:	1. The Company’s consolidated financial statements are prepared based on U.S. GAAPs.

2. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. The figures are for 945 consolidated subsidiaries, including Variable Interest Entities, and 165 equity-method affiliates.

4. Consolidated quarterly figures are unaudited.

Consolidated Statements of Operations (Unaudited)

	Three months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
Revenues	2,488,345	2,258,819	110	20,910
Cost of sales	1,953,534	1,754,851	111	16,416
Selling, general and administrative expenses	473,256	464,830	102	3,977
Operating income	61,555	39,138	157	517
Other income	14,306	29,890	48	120
(Interest and dividends)	8,742	5,670	154	73
(Other)	5,564	24,220	23	47
Other deductions	13,251	9,376	141	111
(Interest charges)	10,331	8,667	119	87
(Other)	2,920	709	412	25
Income before income taxes and minority interests	62,610	59,652	105	526
Income taxes	36,301	35,451	102	305
Income before minority interests	26,309	24,201	109	221
Minority interests	25,050	18,708	134	211
Net income	1,259	5,493	23	11

Consolidated Statements of Operations (Unaudited)

	Nine months ended December 31
	Yen (millions)		(C)/(D) X100 (%)	U.S. Dollars (millions)
	2006 (C)	2005 (D)		2006
Revenues	7,259,249	6,672,138	109	61,002
Cost of sales	5,752,579	5,194,754	111	48,341
Selling, general and administrative expenses	1,425,258	1,360,492	105	11,977
Operating income	81,412	116,892	70	684
Other income	52,496	56,822	92	441
(Interest and dividends)	22,991	17,059	135	193
(Other)	29,505	39,763	74	248
Other deductions	45,485	31,945	142	382
(Interest charges)	27,569	24,340	113	232
(Other)	17,916	7,605	236	151
Income before income taxes and minority interests	88,423	141,769	62	743
Income taxes	96,828	96,396	100	814
Income (loss) before minority interests	(8,405)	45,373	—	(71)
Minority interests	68,422	50,826	135	575
Net income (loss)	(76,827)	(5,453)	—	(646)

Consolidated Balance Sheets (Unaudited)

	Yen (millions)				U.S. Dollars (millions)
	As of Dec. 31, 2006 (A)	As of Sep. 30, 2006 (B)	(A)-(B)	As of Mar. 31, 2006	As of Dec. 31, 2006
Assets	10,753,833	10,277,461	476,372	10,021,195	90,368

Current assets	6,029,183	5,755,508	273,675	5,512,805	50,665
Cash and cash equivalents	604,409	651,221	(46,812)	658,255	5,079
Short-term investments	170,754	158,617	12,137	162,756	1,435
Trade receivables (Notes and Accounts)	2,327,077	2,349,172	(22,095)	2,430,681	19,555
Investments in leases	526,527	483,450	43,077	451,757	4,425
Inventories	1,726,431	1,516,549	209,882	1,262,308	14,508
Other current assets	673,985	596,499	77,486	547,048	5,664

Investments and advances	1,034,706	1,003,560	31,146	1,029,673	8,695

Property, plant and equipment	2,605,491	2,522,959	82,532	2,460,186	21,895

Other assets	1,084,453	995,434	89,019	1,018,531	9,113

Liabilities, Minority interests and Stockholders’ equity	10,753,833	10,277,461	476,372	10,021,195	90,368

Current liabilities	4,754,449	4,401,403	353,046	4,121,451	39,953
Short-term debt and current portion of long-term debt	1,444,544	1,107,877	336,667	1,000,555	12,139
Trade payables (Notes and Accounts)	1,558,443	1,549,975	8,468	1,484,966	13,096
Other current liabilities	1,751,462	1,743,551	7,911	1,635,930	14,718

Noncurrent liabilities	2,495,357	2,410,621	84,736	2,355,164	20,969
Long-term debt	1,554,084	1,495,314	58,770	1,418,489	13,060
Other liabilities	941,273	915,307	25,966	936,675	7,910

Minority interests	1,079,714	1,064,452	15,262	1,036,807	9,073

Stockholders’ equity	2,424,313	2,400,985	23,328	2,507,773	20,372
Common stock	282,033	282,033	0	282,033	2,370
Capital surplus	565,139	564,801	338	561,484	4,749
Legal reserve and retained earnings	1,670,877	1,679,947	(9,070)	1,778,203	14,041
Accumulated other comprehensive loss	(74,447)	(106,700)	32,253	(95,997)	(626)
(Foreign currency translation adjustments)	(26,425)	(42,516)	16,091	(43,426)	(222)
(Minimum pension liability adjustments)	(145,786)	(145,796)	10	(145,903)	(1,225)
(Net unrealized holding gain on available-for-sale securities)	97,247	81,378	15,869	92,626	817
(Cash flow hedges)	517	234	283	706	4
Treasury stock	(19,289)	(19,096)	(193)	(17,950)	(162)

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities
Net income	1,259	5,493	11

Adjustments to reconcile net income to net cash used in operating activities
Depreciation	122,824	115,118	1,032
Increase in receivables and inventories	(61,975)	(188,317)	(521)
Increase (decrease) in payables	(68,676)	49,360	(577)
Other	(43,592)	13,793	(366)

Net cash used in operating activities	(50,160)	(4,553)	(422)

Cash flows from investing activities
Increase in short-term investments	(11,613)	(3,787)	(98)
Purchase of rental assets and other properties, net	(202,653)	(192,649)	(1,703)
Sale of investments and subsidiaries’ common stock, net	(110,700)	(30,573)	(930)
Collection of investments in leases	56,578	106,079	475
Other	(28,847)	(14,138)	(242)

Net cash used in investing activities	(297,235)	(135,068)	(2,498)

Cash flows from financing activities
Increase in interest-bearing debt	313,980	68,209	2,638
Dividends paid to stockholders	(9,351)	(17,114)	(79)
Dividends paid to minority stockholders of subsidiaries	(8,657)	(7,331)	(73)
Other	(2,588)	(128)	(22)

Net cash provided by financing activities	293,384	43,636	2,465

Effect of exchange rate changes on cash and cash equivalents	7,199	7,361	60

Net decrease in cash and cash equivalents	(46,812)	(88,624)	(393)

Cash and cash equivalents at beginning of period	651,221	646,085	5,472

Cash and cash equivalents at end of period	604,409	557,461	5,079

Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities
Net income (loss)	(76,827)	(5,453)	(646)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	350,902	333,717	2,949
Increase in receivables and inventories	(157,271)	(202,463)	(1,322)
Decrease in payables	(6,969)	(8,152)	(59)
Other	17,509	98,903	147

Net cash provided by operating activities	127,344	216,552	1,070

Cash flows from investing activities
Increase in short-term investments	(4,251)	(29,073)	(36)
Purchase of rental assets and other properties, net	(631,600)	(567,635)	(5,308)
Sale of investments and subsidiaries’ common stock, net	(101,955)	19,815	(857)
Collection of investments in leases	216,190	305,310	1,817
Other	(83,306)	(118,977)	(700)

Net cash used in investing activities	(604,922)	(390,560)	(5,083)

Cash flows from financing activities
Increase in interest-bearing debt	471,762	61,993	3,964
Dividends paid to stockholders	(27,603)	(35,361)	(232)
Dividends paid to minority stockholders of subsidiaries	(19,008)	(16,415)	(160)
Other	(9,718)	(4,322)	(82)

Net cash provided by financing activities	415,433	5,895	3,491

Effect of exchange rate changes on cash and cash equivalents	8,299	16,859	70

Net decrease in cash and cash equivalents	(53,846)	(151,254)	(452)

Cash and cash equivalents at beginning of period	658,255	708,715	5,532

Cash and cash equivalents at end of period	604,409	557,461	5,079

Segment Information (Unaudited)

Industry Segments

	Three months ended December 31
	Yen (millions)				(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006(A)		2005(B)			2006
Revenues

Information & Telecommunication Systems	582,700 20%		511,385 19%		114	4,897
Electronic Devices	305,914 11%		296,617 11%		103	2,571
Power & Industrial Systems	676,944 24%		605,790 23%		112	5,689
Digital Media & Consumer Products	371,731 13%		362,391 14%		103	3,124
High Functional Materials & Components	468,564 16%		414,299 16%		113	3,938
Logistics, Services & Others	329,412 11%		317,140 12%		104	2,768
Financial Services	130,494 5%		126,897 5%		103	1,097
Subtotal	2,865,759 100%		2,634,519 100%		109	24,082
Eliminations & Corporate items	(377,414)		(375,700)		—	(3,172)

Total	2,488,345		2,258,819		110	20,910

Operating income (loss)

Information & Telecommunication Systems	6,489 9%		549 1%		—	55
Electronic Devices	15,356 20%		6,513 12%		236	129
Power & Industrial Systems	27,702 36%		12,961 23%		214	233
Digital Media & Consumer Products	(19,075 (25%	) )	(5,810 (10%	) )	—	(160)
High Functional Materials & Components	36,108 48%		30,914 55%		117	303
Logistics, Services & Others	3,289 4%		1,129 2%		291	28
Financial Services	6,282 8%		9,668 17%		65	53
Subtotal	76,151 100%		55,924 100%		136	640
Eliminations & Corporate items	(14,596)		(16,786)		—	(123)

Total	61,555		39,138		157	517

Note: Revenues by industry segment include intersegment transactions.

Segment Information (Unaudited)

Industry Segments

	Nine months ended December 31
	Yen (millions)				(C)/(D) X100%	U.S. Dollars (millions)
	2006(C)		2005(D)			2006
Revenues

Information & Telecommunication Systems	1,730,515 21%		1,568,583 20%		110	14,542
Electronic Devices	951,835 11%		879,773 11%		108	7,999
Power & Industrial Systems	1,957,760 23%		1,884,695 24%		104	16,452
Digital Media & Consumer Products	1,130,490 13%		974,228 13%		116	9,500
High Functional Materials & Components	1,338,847 16%		1,174,740 15%		114	11,251
Logistics, Services & Others	940,396 11%		887,688 12%		106	7,902
Financial Services	394,152 5%		387,793 5%		102	3,312
Subtotal	8,443,995 100%		7,757,500 100%		109	70,958
Eliminations & Corporate items	(1,184,746)		(1,085,362)		—	(9,956)

Total	7,259,249		6,672,138		109	61,002

Operating income (loss)

Information & Telecommunication Systems	20,362 17%		23,797 14%		86	171
Electronic Devices	39,444 32%		15,743 9%		251	331
Power & Industrial Systems	(17,632 (14%	) )	36,177 22%		—	(148)
Digital Media & Consumer Products	(53,543 (44%	) )	(22,041 (13%	) )	—	(450)
High Functional Materials & Components	99,994 82%		78,967 48%		127	840
Logistics, Services & Others	11,275 9%		8,027 5%		140	95
Financial Services	22,040 18%		25,687 15%		86	185
Subtotal	121,940 100%		166,357 100%		73	1,025
Eliminations & Corporate items	(40,528)		(49,465)		—	(341)

Total	81,412		116,892		70	684

Note: Revenues by industry segment include intersegment transactions.

Segment Information (Unaudited)

Revenues by Market

	Three months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2005 (B)		2006
Japan	1,420,615 57%	1,311,451 58%	108	11,938
Asia	478,731 19%	408,283 18%	117	4,023
North America	278,132 11%	255,555 11%	109	2,337
Europe	219,845 9%	197,294 9%	111	1,847
Other Areas	91,022 4%	86,236 4%	106	765
Outside Japan	1,067,730 43%	947,368 42%	113	8,973

Total	2,488,345 100%	2,258,819 100%	110	20,910

Revenues by Market

	Nine months ended December 31
	Yen (millions)		(C)/(D) X100 (%)	U.S. Dollars (millions)
	2006(C)	2005(D)		2006
Japan	4,240,919 58%	4,052,738 61%	105	35,638
Asia	1,369,982 19%	1,134,945 17%	121	11,512
North America	792,396 11%	710,793 11%	111	6,659
Europe	600,207 8%	537,458 8%	112	5,044
Other Areas	255,745 4%	236,204 3%	108	2,149
Outside Japan	3,018,330 42%	2,619,400 39%	115	25,364

Total	7,259,249 100%	6,672,138 100%	109	61,002

February 5, 2007

Hitachi, Ltd.

Supplementary Information

for the Third Quarter ended December 31, 2006 (Consolidated Basis)

1. Summary
	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005	2006		2005	2006
	(A)	(B)	(B)/(A) X100(%)	(C)	(D)	(D)/(C) X100(%)
Average exchange rate (Yen / U.S.$)	118	118	—	113	116	—
Capital investment (Completion basis)	236.1	239.2	101	695.3	741.9	107
Internal use assets	96.8	110.3	114	275.6	348.7	127
Leasing assets	139.3	128.8	93	419.7	393.2	94
Depreciation	115.1	122.8	107	333.7	350.9	105
Internal use assets	84.6	92.5	109	243.8	256.5	105
Leasing assets	30.4	30.2	99	89.8	94.3	105
R&D expenditure	96.1	101.7	106	294.1	303.5	103
Percentage of revenues	4.3	4.1	—	4.4	4.2	—

	As of March 31, 2006		As of September 30, 2006		As of December 31, 2006
Stockholders’ equity per share (Yen)		752.91		720.42		727.47
Cash & cash equivalents, Short-term investments (Billions of yen)		821.0		809.8		775.1
Interest-bearing debt (Billions of yen)		2,419.0		2,603.1		2,998.6
Number of employees		355,879		368,820		385,072
Japan		242,659		247,126		252,220
Overseas		113,220		121,694		132,852
Number of consolidated subsidiaries (Including Variable Interest Entities)		932		885		945
Japan		476		428		453
Overseas		456		457		492

2. Overseas revenues by industry segment
	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005	2006		2005	2006
	(A)	(B)	(B)/(A) X100(%)	(C)	(D)	(D)/(C) X100(%)
Information & Telecommunication Systems	202.7	252.9	125	545.3	663.0	122
Electronic Devices	112.2	113.2	101	327.2	349.5	107
Power & Industrial Systems	215.9	275.3	128	633.0	766.9	121
Digital Media & Consumer Products	154.3	135.4	88	413.9	429.8	104
High Functional Materials & Components	136.4	155.1	114	377.3	448.0	119
Logistics, Services & Others	113.8	121.7	107	288.0	322.0	112
Financial Services	11.8	13.8	117	34.4	38.8	113

Total	947.3	1,067.7	113	2,619.4	3,018.3	115

# # #

February 5, 2007

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note:	*1. Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income *3
	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) / (B) X100 (%)	2006 (C)	2005 (D)	(C) / (D) X100 (%)
Revenues	582.7	511.3	114%	1,730.5	1,568.5	110%
Software & Services	244.7	207.9	118%	781.6	680.8	115%
Software	40.3	37.9	106%	118.7	111.6	106%
Services	204.4	170.0	120%	662.9	569.2	116%
Hardware	338.0	303.4	111%	948.9	887.6	107%
Storage *4	209.2	177.6	118%	560.4	489.0	115%
Servers *5	19.4	18.9	103%	66.7	58.1	115%
PCs *6	12.8	21.7	59%	49.8	73.0	68%
Telecommunication	31.2	25.5	122%	92.7	96.7	96%
Others	65.4	59.7	110%	179.3	170.8	105%

Operating income	6.4	0.5	—	20.3	23.7	86%

Notes:

*2. The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a

 December 31 fiscal year-end, different from Hitachi's March 31 year-end. Hitachi's results for the three months ended

 December 31, 2006 include the operating results of Hitachi GST for the three months ended September 30, 2006.

*3. Figures for each product exclude intra-segment transactions.

*4. Figures for Storage include disk array subsystems, hard disk drives, etc.

*5. Figures for Servers include general-purpose computers, UNIX servers, etc.

*6. Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) SAN/NAS Storage Solutions
	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) / (B) X100 (%)	2006 (C)	2005 (D)	(C) / (D) X100 (%)
Revenues	93.0	89.0	104%	255.0	231.0	110%

(3)	Hard Disk Drives *7 *8

Period recorded for consolidated accounting purposes	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) /(B) X100 (%)	2006 (C)	2005 (D)	(C) /(D) X100 (%)
Shipment Period	Jul.2006 to Sep.2006	Jul.2005 to Sep.2005		Jan.2006 to Sep.2006	Jan.2005 to Sep.2005
Revenues
Yen (billions of yen)	155.0	122.4	127%	407.3	345.6	118%
U.S. dollar (millions of dollar)	1,328	1,090	122%	3,511	3,180	110%
Operating loss
Yen (billions of yen)	(14.4)	(7.4)	—	(32.8)	(31.8)	—
U.S. dollar (millions of dollar)	(124)	(66)	—	(282)	(295)	—
Shipments (thousand units) *9	19,900	14,300	139%	49,500	41,600	119%
Consumer and Commercial
1.8/2.5inch *10	11,100	6,700	166%	27,200	19,500	140%
3.5inch *11	7,200	4,800	151%	18,000	13,400	135%
Servers *12	1,100	1,000	110%	3,000	2,300	126%
Emerging *13	450	1,840	24%	1,260	6,410	20%

Period recorded for consolidated accounting purposes	Three months ended March 31			Twelve months ended March 31
	2006 (A) (Jan.2007 to Mar.2007)	2005 (B) (Jan.2006 to Mar.2006)	(A) /(B) X100 (%)	2006 (C) (Apr.2006 to Mar.2007)	2005 (D) (Apr.2005 to Mar.2006)	(C) /(D) X100 (%)

Shipment Period	Oct.2006 to Dec.2006	Oct.2005 to Dec.2005		Jan.2006 to Dec.2006	Jan.2005 to Dec.2005
Revenues
Yen (billions of yen)	160.8	150.8	107%	568.1	496.5	114%
U.S. dollar (millions of dollar)	1,365	1,285	106%	4,877	4,465	109%
Operating income (loss)
Yen (billions of yen)	(11.0)	4.8	—	(43.7)	(27.0)	—
U.S. dollar (millions of dollar)	(93)	43	—	(375)	(251)	—
Shipments (thousand units) *9	20,500	16,800	122%	70,000	58,400	120%
Consumer and Commercial
1.8/2.5inch *10	10,400	8,800	119%	37,700	28,300	133%
3.5inch *11	8,600	6,100	141%	26,600	19,500	137%
Servers *12	1,200	1,000	112%	4,100	3,400	122%
Emerging *13	340	880	39%	1,600	7,290	22%

Notes:	*7. Figures include intra-segment transactions.

*8. Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

*9. Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

*10. Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.

*11. Desktop-PCs, consumer electronics applications (3.5inch), etc.

*12. Disk array subsystems, servers (3.5inch), etc.

*13. Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

(1) Revenues and Operating Income (Loss)

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) / (B) X100 (%)	2006 (C)	2005 (D)	(C) /(D) X100 (%)
Revenues	47.1	49.7	95%	148.2	143.9	103%
Operating income (loss)	0.6	(3.2)	—	(3.7)	(16.0)	—

(2) LCD Revenues

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) /(B) X100 (%)	2006 (C)	2005 (D)	(C) /(D) X100 (%)
Revenues	44.0	43.5	101%	130.0	124.0	105%
Large-size LCDs		13.5	—		41.5	—
Small and medium-size LCDs		30.0	—		82.5	—

3. Digital Media Shipments of Main Products *14

	(Thousand units)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2005 (B)	(A) /(B) X100 (%)	2006 (C)	2005 (D)	(C) /(D) X100 (%)
Optical Disk Drives *15	18,000	19,500	92%	54,000	55,500	97%
Plasma TVs *16	250	170	147%	570	350	163%
LCD TVs	180	100	180%	380	190	200%

Notes:	*14. Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.

*15. The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi's March 31 year-end. Hitachi's results for the three months ended December 31,

   2006 include the operating results of HLDS for the three months ended September 30, 2006.

*16. The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Changes in Composition of the Board of Directors

Tokyo, February 5, 2007 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced the following changes in composition of the Board of Directors.

1. Effective January 22, 2007

<Changes in directors>

Akira Chihaya (outside director), who was a member of the Audit Committee and the Compensation Committee, ceased to be a director due to his decease.

2. Effective February 5, 2007

<Changes in the composition of the Committees>

Nominating Committee:

Masayoshi Hanabusa (Chair), Ginko Sato, Hiromichi Seya, Tohru Motobayashi,

Etsuhiko Shoyama

Audit Committee(1):

Yoshiki Yagi (Chair), Ginko Sato, Hiromichi Seya

Compensation Committee(2):

Masayoshi Hanabusa (Chair), Hiromichi Seya, Tohru Motobayashi

(1)	On February 5, 2007, Tadamichi Sakiyama (director) resigned from the Audit Committee. As of the same date, Mr. Sakiyama was appointed to assist in the work of the Audit Committee.
(2)	On February 5, 2007, Kazuo Furukawa (director) resigned from the Compensation Committee.

3. Effective April 1 [current position]

Chairman of the Board / Nominating Committee:

Etsuhiko Shoyama [Representative Executive Officer, Chairman / Nominating Committee]

Director / Audit Committee (Chair):

Yoshiki Yagi [Board Director (Chair) /Audit Committee (Chair)]

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, February 5, 2007 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on April 1, 2007.

1. Promotion [Effective April 1, 2007]

Kunihiko Ohnuma

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), Procurement

Current Position: Senior Vice President and Executive Officer, in charge of Industrial Systems Business, President & Chief Executive Officer of Urban Planning and Development Systems Group, General Manager of Motor Power Systems Division

Junzo Kawakami

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Research & Development, Business Incubation, Quality Assurance and Production Technology, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

Current Position: Senior Vice President and Executive Officer, General Manager of Research & Development Group, Medical Systems Business Division, in charge of Supervisory Office for MONOZUKURI and Supervisory Office for Power Systems

Manabu Shinomoto

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Information Infrastructure Business (Information Business), President & Chief Executive Officer of Information & Telecommunication Systems Group

Current Position: Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group

Masahiro Hayashi

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Sales, Global Group Management, Legal & Corporate Communications and Management Audit, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center, Chief Hitachi Group Headquarters, General Manager of Corporate Export Regulation Division and Compliance Division

Current Position: Vice President and Executive Officer, General Manager of Kansai Area Operation

Naoya Takahashi

New Position: Senior Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

Current Position: Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group

Koichiro Nishikawa

New Position: Senior Vice President and Executive Officer, in charge of Business Development

Current Position: Vice President and Executive Officer, in charge of Business Development

2. New Executive Officers [Effective April 1, 2007]

Toyoaki Nakamura

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, General Manager of Finance Department I, in charge of Pension, Group Management and Business Development

Current Position: General Manager of Finance Department I

Koji Tanaka

New Position: Vice President and Executive Officer, General Manager of Hitachi Works and Executive Vice President of Power Systems Group

Current Position: General Manager of Hitachi Works and Executive Vice President of Power Systems Group

Toshiaki Higashihara

New Position: Vice President and Executive Officer, Chief Operating Officer of Power Systems Group

Current Position: Chief Operating Officer of Information & Telecommunication Systems Group

Hideaki Takahashi

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Current Position: President and Director of Hitachi Building Systems Co., Ltd.

Mitsuo Yamaguchi

New Position: Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Current Position: Chief Marketing Officer and Chief Operating Officer of Information & Telecommunication Systems Group, General Manager of Global Solutions Division, Information & Telecommunication Systems Group

Yasuhiko Honda

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Current Position: General Manager of Electric Powertrain Systems Division, Automotive Systems Group

Eiji Takeda

New Position: Vice President and Executive Officer, General Manager of Research & Development Group and Semiconductor Business Division, in charge of Supervisory Office for MONOZUKURI and Supervisory Office for Power Systems

Current Position: President and Director of Hitachi ULSI Systems Co., Ltd. and General Manager of Semiconductor Business Division, Hitachi, Ltd.

Takao Koyama

New Position: Vice President and Executive Officer, General Manager of Kansai Area Operation

Current Position: General Manager of Kanto Area Operation

Kiyoshi Kozuka

New Position: Vice President and Executive Officer, General Manager of Corporate Planning & Development Office, Hitachi Group Chief Innovation Officer, General Manager of Information Security Division, in charge of Group Management

Current Position: General Manager of Corporate Planning & Development Office

Kenji Ohno

New Position: Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Current Position: President and Director of Hitachi Electric Railway Co., Ltd.

Toshiaki Kuzuoka

New Position: Vice President and Executive Officer, General Manager of Legal Division and Deputy General Manager of Compliance Division, in charge of Management Audit

Current Position: General Manager of Legal Division

Masao Hisada

New Position: Vice President and Executive Officer, General Manager of Corporate Procurement Division, Deputy General Manager of Corporate Marketing Group, General Manager of Group-wide Strategic Sales Office and Global Business Division

Current Position: General Manager of Corporate Procurement Division

3. Change of Position [Effective April 1, 2007]

Kazuhiro Mori

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business) and General Manager of Supervisory Office for Power Systems

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Power Systems and General Manager of Supervisory Office for Power Systems

Shozo Saito

New Position: Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology, Power Technology and Supervisory Office for Power Systems

Current Position: Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology, Power Systems Business, Power Technology and Supervisory Office for Power Systems

Tadahiko Ishigaki

New Position: Senior Vice President and Executive Officer, Chief Executive for North America

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Chief Executive for North America, General Manager of Customer Satisfaction Promotion Center, in charge of Digital Media Business and Global Group Management, General Manager of Corporate Export Regulation Division

Junzo Nakajima

New Position: Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Current Position: Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group

Makoto Ebata

New Position: Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

Current Position: Vice President and Executive Officer, General Manager of Consumer Business Group, President & Chief Executive Officer of Ubiquitous Platform Group

Kazuhiro Tachibana

New Position: Vice President and Executive Officer, Executive Vice President of Consumer Business Group

Current Position: Vice President and Executive Officer, in charge of Strategic Marketing and Planning

4. Resignation [Effective March 31, 2007]

Etsuhiko Shoyama, currently Representative Executive Officer, Chairman and Director

—Appointed Chairman of the Board, Hitachi, Ltd. on April 1, 2007

Michiharu Nakamura, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Research & Development and Business Incubation, Hitachi Group Chief Innovation Officer, Hitachi Group Chief Technology Officer and General Manager of Information Security Division

—Appointed Fellow of Hitachi, Ltd. on April 1, 2007

Takashi Hatchoji, currently Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Corporate Planning & Development, Legal & Corporate Communications, Management Audit, Procurement, General Manager of Compliance Division and Director of Hitachi Research Institute, Ltd.

—Continues to serve as Director, Hitachi Research Institute, Ltd.

—Scheduled to be appointed President and Director of Hitachi Research Institute, Ltd. on June 1, 2007

Takashi Miyoshi, currently Executive Vice President and Executive Officer and Director, Chief Hitachi Group Headquarters, in charge of Business Development, Finance and Pension

—Continues to serve as Director, Hitachi, Ltd.

Taiji Hasegawa, currently Senior Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

—Appointed Chairman of Hitachi Automotive Products (USA), Inc. on April 1, 2007

Shinjiro Kasai, currently Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

—Appointed President and Director of Hitachi Kashiwa Reysol Co., Ltd. on April 1, 2007

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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<Reference>

Executive Officers [Effective April 1, 2007]

[(b) Promotion/ (c) New Executive Officer]

	Kazuo Furukawa	Representative Executive Officer, President, General Manager of Supervisory Office for MONOZUKURI

Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business) and General Manager of Supervisory Office for Power Systems

(b)	Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business), Life Infrastructure Business (Urban Planning and Development Business, Consumer Business), Procurement

(b)	Junzo Kawakami

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Research & Development, Business Incubation, Quality Assurance and Production Technology, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

(b)	Manabu Shinomoto

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business), President & Chief Executive Officer of Information & Telecommunication Systems Group

(b)	Masahiro Hayashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Sales, Global Group Management, Legal & Corporate Communications and Management Audit, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center, Chief Hitachi Group Headquarters, General Manager of Corporate Export Regulation Division and Compliance Division

(b)	Naoya Takahashi

Senior Vice President and Executive Officer,

Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

(b)	Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

(c)	Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, General Manager of Finance Department I, in charge of Pension, Group Management and Business Development

	Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology, Power Technology and Supervisory Office for Power Systems

	Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for North America

	Minoru Tsukada	Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

	Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru

Vice President and Executive Officer,

President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division, in charge of Supervisory Office for Power Systems,

(c)	Koji Tanaka	Vice President and Executive Officer, General Manager of Hitachi Works and Executive Vice President of Power Systems Group

(c)	Toshiaki Higashihara	Vice President and Executive Officer, Chief Operating Officer of Power Systems Group

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group and General Manager of Transportation Systems Division, Deputy General Manager of Power & Industrial Systems Business Administration Division

(c)	Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Junzo Nakajima

Vice President and Executive Officer,

Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group and Chief Executive Officer of System Solutions Business of Information & Telecommunication Systems Group

(c)	Mitsuo Yamaguchi	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

	Makoto Ebata	Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

	Kazuhiro Tachibana	Vice President and Executive Officer, Executive Vice President of Consumer Business Group

(c)	Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

(c)	Eiji Takeda

Vice President and Executive Officer,

General Manager of Research & Development Group and Semiconductor Business Division, in charge of Supervisory Office for MONOZUKURI and Supervisory Office for Power Systems

(c)	Takao Koyama	Vice President and Executive Officer, General Manager of Kansai Area Operation

(c)	Kiyoshi Kozuka

Vice President and Executive Officer,

General Manager of Corporate Planning & Development Office, Hitachi Group Chief Innovation Officer, General Manager of Information Security Division, in charge of Group Management

(c)	Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

(c)	Toshiaki Kuzuoka	Vice President and Executive Officer, General Manager of Legal Division and Deputy General Manager of Compliance Division, in charge of Management Audit

(c)	Masao Hisada

Vice President and Executive Officer,

General Manager of Corporate Procurement Division, Deputy General Manager of Corporate Marketing Group, General Manager of Group-wide Strategic Sales Office and Global Business Division

	Hiroyuki Fukuyama	Vice President and Executive Officer, in charge of Supervisory Office for MONOZUKURI, Production Technology, General Manager of Investment Planning Office and Corporate Quality Assurance Division

# # #

FOR IMMEDIATE RELEASE

Hitachi New Executive Officers’ Biography

(Reference for Hitachi’s Announcement of Executive Changes)

< Biography of New Executive Officers>

Toyoaki Nakamura

1. Date of Birth	:	August 3, 1952

2. Education

March, 1975	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

January, 2006	:	General Manager of Finance Department I, Hitachi, Ltd.

April, 2005	:	Chief Executive Officer and Chief Financial Officer of Hitachi Data Systems Solutions Holding Corporation

April, 2004	:	Chief Financial Officer of Hitachi Data Systems Solutions Holding Corporation

April, 2002	:	General Manager of Finance Division, Information & Telecommunication Systems Group

April, 2001	:	General Manager of Finance Division, System Solutions Group

June, 2000	:	Deputy General Manager of Finance & Distribution Systems Group

June, 1998	:	Senior Manager of Finance Department, Semiconductor Division

April, 1975	:	Joined Hitachi, Ltd.

Koji Tanaka

1. Date of Birth	:	January 22, 1952

2. Education

March, 1974	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

January, 2007	:	General Manager of Hitachi Works, Executive Vice President of Power Systems Group

May, 2006	:	General Manager of Hitachi Works, Power Systems Group

April, 2006	:	General Manager of Power & Industrial Systems Division, Power Systems Group

April, 2005	:	Deputy General Manager of Hitachi Works, Executive Vice President of Power Systems Group

October, 2002	:	President & Chief Executive Officer, Life Science Group, Hitachi, Ltd.

October, 2001	:	Deputy General Manager of Group Strategy Planning Group, Hitachi High-Technologies Corporation

October, 2000	:	General Manager of Strategic Products Division, Semiconductor Manufacturing Systems Group

August, 2000	:	Senior Manager, Corporate Strategic Planning Office

February, 1997	:	Senior Manager of Power Electric Machine Design Division, Hitachi Works

April, 1974	:	Joined Hitachi, Ltd.

Toshiaki Higashihara

1. Date of Birth	:	February 16, 1955

2. Education

March, 1977	:	Graduated from Faculty of Engineering, The University of Tokushima

3. Business Experience

April, 2006	:	Chief Operating Officer of Information & Telecommunication Systems Group

April, 2004	:	General Manager of Information & Control System Division, Information & Telecommunication Systems Group

October, 2001	:	General Manager of Public Utility and Energy Industry Information Systems Division, Information & Control Systems Division, System Solutions Group

August, 2000	:	Senior Manager of Public Utility and Energy Industry Information Systems Design Division, Information & Control System Division, Power and Industrial Systems Group

April, 1999	:	Senior Manager of Transportation Systems Design Division, Omika Works, Power and Industrial Systems Group

April, 1977	:	Joined Hitachi, Ltd.

Hideaki Takahashi

1. Date of Birth	:	August 20, 1952

2. Education

March, 1977	:	Graduated from Graduate School of Engineering, Chiba University

3. Business Experience

April, 2005	:	President, Hitachi Building Systems Co., Ltd.

April, 2004	:	General Manager of Mito Building Systems Division, Urban Planning & Development Systems Group

February, 1998	:	Senior Manager of Elevator Design Division, Mito Works

April, 1978	:	Joined Hitachi, Ltd.

Mitsuo Yamaguchi

1. Date of Birth	:	May 27, 1948

2. Education

March, 1972	:	Graduated from Faculty of Social Sciences, Hitotsubashi University

3. Business Experience

November, 2006	:	Chief Marketing Officer and Chief Operating Officer of Information & Telecommunication Systems Group, General Manager of Global Solutions Division

August, 2006	:	Chief Marketing Officer and Chief Operating Officer of Information & Telecommunication Systems Group

April, 2004	:	Chief Strategic Officer of Information & Telecommunication Systems Group

April, 2003	:	Chief Operating Officer of Information & Telecommunication Systems Group

April, 2001	:	General Manager of Business Planning & Development Division, Information & Telecommunication Systems Group, Hitachi, Ltd.

August, 1997	:	Director, Corporate Planning and Communication, Hitachi Europe Ltd.

February, 1995	:	Chief Researcher, Hitachi Research Institute

April, 1972	:	Joined Hitachi, Ltd.

Yasuhiko Honda

1. Date of Birth	:	June 25, 1948

2. Education

March, 1974	:	Graduated from Master Course of Mechanics, School of Engineering, Tohoku University

3. Business Experience

October, 2005	:	General Manager of Electric Power Train Division, Automotive Systems Group

April, 2005	:	General Manager of Business Division I and Electric Power Train Division, Automotive Systems Group, Hitachi, Ltd.

November, 2002	:	President, Hitachi Automotive Products (Suzhou), Ltd.

August, 1997	:	Senior Manager of Quality Assurance Division, Automotive Products Division

April, 1974	:	Joined Hitachi, Ltd.

Eiji Takeda

1. Date of Birth	:	January 1, 1949

2. Education

March, 1975	:	Graduated from Master Course Department of Applied Physics, Graduate School of Engineering, The University of Tokyo

3. Business Experience

April, 2005	:	President, Hitachi ULSI Systems Co., Ltd.

April, 2004	:	Chief Operating Officer of Information & Telecommunication Systems Group

April, 2003	:	General Manager of Enterprise Server Division, Chief Operating Officer of Information & Telecommunication Systems Group

April, 2002	:	Chief Technology Officer of Semiconductor & Integrated Circuits Group

August, 1999	:	General Manager of Central Research Laboratory

February, 1998	:	Deputy General Manager of Central Research Laboratory

August, 1997	:	Deputy General Manager of Semiconductor Technology Development Center, Semiconductor Division

August, 1993	:	Senior Manager of ULSI Research Center, Central Research Laboratory

April, 1975	:	Joined Hitachi, Ltd.

Takao Koyama

1. Date of Birth	:	December 11, 1948

2. Education

March, 1971	:	Graduated from Faculty of Economics, Shiga University

3. Business Experience

April, 2004	:	General Manager of Kanto Area Operation

April, 1999	:	Deputy General Manager of Kansai Area Operation

June, 1995	:	Senior Manager of Planning Division, Kansai Area Operation

February, 1993	:	Senior Manager of IT System Sales Division I, Kansai Area Operation

April, 1971	:	Joined Hitachi, Ltd.

Kiyoshi Kozuka

1. Date of Birth	:	November 8, 1955

2. Education

March, 1978	:	Graduated from Department of Information Science, Tokyo Institute of Technology

3. Business Experience

April, 2006	:	General Manager of Corporate Planning & Development Office

January, 2006	:	General Manager of Corporate Planning & Development Office, Hitachi Group Headquarters

April, 2005	:	General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group

July, 2002	:	General Manager of Software Division, Information & Telecommunication Systems Group

February 2001	:	General Manager of Network Software Division, Software Division

January, 2000	:	Senior Manager of DB Design Department, Application Software Division, Software Division, Finance & Distribution Systems Group

April, 1978	:	Joined Hitachi, Ltd.

Kenji Ohno

1. Date of Birth	:	January 3, 1951

2. Education

March, 1974	:	Graduated from Faculty of Economics, The University of Tokyo

3. Business Experience

June, 2005	:	President and Representative Director of Hitachi Electric Railway Co., Ltd.

April, 2003	:	Deputy General Manager of Kanto Area Operation

April, 2001	:	General Manager of Human Capital Office

June 1999	:	Senior Manager of Administration Division, Enterprise Server Division, Information & Telecommunication Systems Group

April, 1974	:	Joined Hitachi, Ltd.

Toshiaki Kuzuoka

1. Date of Birth	:	November 3, 1954

2. Education

March, 1978	:	Graduated from Faculty of Law, The University of Tokyo

3. Business Experience

April, 2001	:	General Manager of Legal Division

August, 1999	:	Senior Manager of Legal Division, Secretary’s Office

April, 1978	:	Joined Hitachi, Ltd.

Masao Hisada

1. Date of Birth	:	December 16, 1948

2. Education

March, 1972	:	Graduated from Faculty of Economics, The University of Tokyo

3. Business Experience

April, 2006	:	General Manager of Corporate Procurement Division

February, 2006	:	General Manager of Group Procurement Division, Hitachi, Ltd.

February, 2004	:	President and CEO of Hitachi America, Ltd.

April, 2003	:	General Manager of Global Business Division, Deputy General Manager of Corporate Export Regulation Division, Hitachi, Ltd.

February, 2001	:	General Manager of Hitachi (China), Ltd.

April, 1999	:	General Manager of International Sales Division, Electric Utility Sales Operations Group, Power & Industrial Systems Group

February, 1995	:	Senior Manager of International Sales Division, Power Systems Division

April, 1972	:	Joined Hitachi, Ltd.

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